

September 26, 2013

Via E-mail
Thomas A. Kingsbury
President and Chief Executive Officer
Burlington Stores, Inc.
1830 Route 130 North
Burlington, New Jersey 08016

      Re: Burlington Stores, Inc.
             Amendment No. 4 to Registration Statement on Form S-1
             Filed September 19, 2013
             File No. 333-189632

Dear Mr. Kingsbury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 38

1. Please explain to us the nature of the adjustments made to the accumulated deficit line item and how you determined such adjustments were appropriate. If the adjustment largely relates to the reclassification of Class L shares, please tell us why the adjustment was not recorded to APIC. See paragraph 18 of ASC 480-10-S99-3A.

Dilution, page 40

2. Please show us how you calculated your net tangible book deficit as of August 3, 2013 both before and after the offering. Please also tell us how you determined total consideration for existing stockholders' in the chart at the bottom of page 40.

<u>Selected Historical Consolidated Financial Condition and Other Data, page 42</u>

<u>Pro forma Consolidated Statement of Operations Data, page 44</u>

3. We note that you have disclosed pro forma net income and pro forma net income per share and provide a narrative description of the adjustments made to calculate these amounts. If you choose to discuss the pro forma adjustments in narrative form as opposed to providing full pro forma financial statements under Article 11 of Regulation S-X, please ensure that your narrative description clearly explains and quantifies each pro forma adjustment. Please consider using a tabular format that reconciles the reported figures to the pro forma amounts. Please also provide these disclosures or an appropriate cross-reference under the tables beginning on page 13.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45</u>

<u>Critical Accounting Policies and Estimates, page 82</u>

<u>Common Stock Valuation and Stock-Based Compensation, page 85</u>

4. We have reviewed your response to comment 2 from our letter dated September 16, 2013. Please expand your disclosures to provide your investors with a greater understanding regarding the factors contributing to such a substantial change in fair value from the March 2, 2013 valuation to the estimated IPO price. Please also address in your disclosures any contradictory factors such as your net loss for the six months ended August 3, 2013.

<u>Exhibits</u>

5. Please confirm that there will be no stock certificates issued.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director